UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-56071

Eureka Homestead Bancorp, Inc.

(Exact name of registrant as specified in its charter)

1922 Veterans Memorial Boulevard, Metairie, Louisiana 70005; (504) 834-0242

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧ (1)
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	◻

(1)	Eureka Homestead Bancorp, Inc., a savings and loan holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4) to terminate its duty to file reports with respect to the class of securities described above

Approximate number of holders of record as of the certification or notice date: 34

Pursuant to the requirements of the Securities Exchange Act of 1934, Eureka Homestead Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 21, 2022	By:	/s/ Cecil A. Haskins, Jr.
Cecil A. Haskins, Jr.
President and Chief Financial Officer